Mail Stop 3561
                                         February 14, 2006
Marco Antonio Bologna
Chief Executive Officer
Av. Jurandir, 850-Lote 4, 1? andar
04072-000 Sao Paulo, SP, Brazil

      Re: TAM S.A.
          Registration Statement on Form F-1


Dear Mr. Bologna:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Summary Financial and Operational Data, page 11
1. We note your response to our prior comment 18. You state that investors will find EBITDA useful because certain other airlines disclose it and its absence may confuse investors, because it is the basis for your profit sharing scheme, and because it is disclosed in the Federative Republic of Brazil. We do not believe these reasons are substantive or relevant to potential investors in your stock.
   We reissue our prior comment. Please revise to remove your presentation of EBITDA.

Judicial and Administrative Proceedings, page 92
2. Refer to prior comment 37. Please confirm that you have reviewed all outstanding litigation and judicial proceedings for accrual under U.S. GAAP criteria as specified in paragraphs 33-39 of FAS 5. Second, revise your disclosure to provide greater clarity and distinction between legal obligations under laws or decrees and loss contingencies to ensure consistency of probability assessments to other disclosures in your filing, such as the disclosure in Note 16 (page F-55.)

Consolidated Financial Statements at December 31, 2004 and 2003, page F-38

Note 3: Summary of Significant Accounting Practices, page F-45

(a) Determination of results of operations, page F-45

3. Please revise to include your policy in regards to revenue recognition for unused tickets.

(m) TAM Fidelidade Program, page F-47

4. We note your response to our prior comment 64. You state that participants in the loyalty program cannot redeem point on other partner airlines. However, your website www.tamairlines.com/partners.cfm states "You can redeem your points for tickets on our partner airlines." Please reconcile this discrepancy. If awards may be redeemed on partner airlines as your website indicates, the liability for such awards should be based on the percent of awards expected to be redeemed on partner airlines and the expected or contractual amounts to be paid to third-party partners for those awards. Please tell us the number of awards earned, the percentage or number of those awards expected to be redeemed on partner airlines, the actual percentage of awards redeemed on partner airlines, and the expected per flight amounts to be paid to third parties for awards redeemed on partner airlines (and how such amounts were determined).

   From your response, it appears that you now agree that fuel should be considered an incremental cost, but that passenger handling and ticketing should not, as you assert that these are all fixed costs.
   We also note from your response that approximately 5.6% of your passenger volume relates to award passengers (3.9% of the 70% load factor). While your passenger handling and ticketing costs may be largely fixed, we believe these costs are not entirely fixed and are based, to a certain extent, on the volume of passengers you carry.
   For example, if your passenger volume decreased by 5.6% going forward, we would find it difficult to believe that you would not adjust your passenger handling and ticketing staff in response.
   In other words, we believe you incur a portion of these costs in direct response to meeting your obligations under the loyalty program. As such, we believe that these cost categories should be included in your accrual for the expected incremental cost of awards earned in your program. This methodology would be consistent with that used by the major U.S. airlines.

   We note that your estimated expense of redeeming awards takes into consideration the current average capacity levels of flights because you do not impose restrictions on flights or the number of seats available when members are redeeming awards. In your response, please tell us how your consideration of average capacity levels impacts your estimated incremental expense (i.e., it includes costs for displaced revenue passengers).

   Please revise your incremental cost estimates to reflect each of the above factors. Please tell us the per award incremental cost of fuel, insurance, catering, passenger handling, ticketing, displaced revenue passengers, and any other incremental cost you may incur for awards redeemed on your airline, and explain to us how each cost was estimated. To the extent you use other significant assumptions that materially affect the total estimated incremental cost and liability, such as estimates of non-redeemed awards, please describe those assumptions in your response. Finally, please revise your U.S. GAAP accounting policy and reconciliation, as appropriate. Refer to EITF 00-22 for guidance.

(b) Financial Statement Schedules, page II-2

5. Refer to prior comment 76. Schedule II should be examined by your independent accountant since the related financial statements are so examined. Refer to Item 601(c) of Regulation S-K.

                                   * * * * *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact Lyn Shenk at 202-551-3380 or the undersigned at 202-551-3812 with any other questions.

                                                                Sincerely,


                                                                Michael Fay
                                                                Branch Chief


TAM S.A.
February 14, 2006
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